EXHIBIT 99.1

VOLUNTARY ANNOUNCEMENT

CONVENING OF 2022 INTERIM RESULTS BRIEFING

China Life Insurance Company Limited (the “Company”) will publish its 2022 interim results on the HKExnews website of the Hong Kong Exchanges and Clearing Limited (www.hkexnews.hk) on 25 August 2022. In order to enable investors to have a deeper and more comprehensive understanding of the 2022 interim results and the business operation of the Company, the Company proposes to convene the 2022 interim results briefing (the “Results Briefing”) through webcast from 11:00 a.m. to 12:00 p.m. on 26 August 2022. Mr. Bai Tao, the Chairman of the Board, Mr. Zhao Peng, the temporary person in charge of the Company, other senior management members and an Independent Non-executive Director of the Company will attend the Results Briefing.

Investors may visit the websites of https://live.vhall.com and https://roadshowchina.cn to watch the Results Briefing at the scheduled time.

Investors may put forward relevant questions by sending emails to the Company’s investor relations email box: IR@e-chinalife.com by 11:59 p.m. on 23 August 2022, and the common concerned questions will be answered by the Company at the Results Briefing.

Investors may visit the “Investor Relations” section on the Company’s website (www.e-chinalife.com) from 26 August 2022 to watch the relevant video of the Results Briefing.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 16 August 2022

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Bai Tao, Li Mingguang, Huang Xiumei
Non-executive Director:	Wang Junhui
Independent Non-executive Directors:	Lam Chi Kuen, Zhai Haitao, Huang Yiping, Chen Jie